

July 28, 2014

<u>Via E-mail</u>
David S. Graziosi
Executive Vice President,
Chief Financial Officer and Treasurer
Allison Transmission Holdings, Inc.
One Allison Way
Indianapolis, IN 46222

      **Re:    Allison Transmission Holdings, Inc.**
                **Form 10-K for Fiscal Year Ended December 31, 2013**
                **Filed February 24, 2014**
                **File No. 1-35456**

Dear Mr. Graziosi:

      We refer you to our comment letter dated June 25, 2014, regarding business contacts with Cuba, Sudan and Syria.  We have completed our review of this subject matter.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Cecilia Blye

                                  Cecilia Blye, Chief
                                  Office of Global Security Risk

cc:    Max Webb
        Assistant Director
        Division of Corporation Finance

        Eric Scroggins
        Vice President, General Counsel and Secretary
        Allison Transmissions Holdings, Inc.